SECURITIES AND EXCHANGE COMMISSION

15048747

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED MAR 02 2015 Washington DC 404

SEC FILE NUMBER
8- 37169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Highlander Capital Group, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Millburn Avenue
(No. and Street)

Short Hills	**NJ**	**07078**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Doug MacWright **973-718-3510**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company LLP
(Name – *if individual, state last, first, middle name*)

10 Cuttermill Rd	**Great Neck**	**NY**	**11021**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

8/16/15

OATH OR AFFIRMATION

I, **Douglas MacWright**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Highlander Capital Group, Inc.**, as of **December 31**, 20 **14**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ASHLEY N MITCHELL
Notary Public
State of New Jersey
My Commission Expires Feb 4, 2019

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Highlander Capital Group Inc.
Short Hills, New Jersey

We have audited the accompanying financial statements of Highlander Capital Group Inc. (the Company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. Highlander Capital Group Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain sufficient appropriate audit evidence supporting the Company's investment stated at $57,986, which is included in investments in the statement of financial condition at December 31, 2014, or its equity loss in earnings of that entity of $50,000, which is included in writedown of investment in the statements of operations for the year then ended as described in Note 3 to the financial statements; nor were we able to satisfy ourselves as to the carrying value of the investment or the equity loss in its earnings by other auditing procedures.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investment and earnings, the financial statements referred to above present fairly, in all material respects, the financial condition of Highlander Capital Group Inc. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital under Rule 15c-3-1 of the Securities and Exchange Commission (Schedule I) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Highlander Capital Group Inc.'s financial statements. The supplemental information is the responsibility of Highlander Capital Group Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 27, 2015

HIGHLANDER CAPITAL GROUP, INC.
Statement of Financial Condition
For the Year Ended December 31, 2014

ASSETS

Cash		$ 51,178
Receivable From Clearing Broker		100,523
Deposits with Clearing Broker		100,000
Furniture and Equipment, at Cost, Less Accumulated Depreciation of $ 276,244		54,968
Investments		57,986
Other Assets		2,336
Total Assets		$ 366,991

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts Payable and Accrued Expenses	$ 44,184	
Total Liabilities		$ 44,184
Stockholders' Equity:		
Common stock, Class A voting, no par value, 1,000 shares authorized, 160 shares issued, 158 share outstanding	1,600	
Common Stock, Class B nonvoting, no par value, 900 shares authorized, none issued or outstanding	-	
Additional Paid-in Capital	1,174,399	
Accumulated Deficit	(848,192)	
Less Treasury Stock, 2 share at cost	(5,000)	
Total Stockholders' Equity		322,807
Total Liabilities and Stockholders' Equity		$ 366,991

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Operations
For the Year Ended December 31, 2014

Revenues:		
Commissions and fees	$ 655,237	
Trading income	208,793	
Other	9,123	
Total Revenues		$ 873,153
Expenses:		
Employee compensation and benefits	617,240	
Clearing and floor brokerage	80,084	
Commissions	1,175	
Communications	30,322	
Occupancy costs	42,286	
Regulatory fees	26,363	
Depreciation	5,762	
Writedown of investment	50,000	
Other	76,975	
Total Expenses		930,207
Net Income (loss)		$ (57,054)

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2014

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Treasury Stock	Total
Balance, Beginning of Year	$ 1,600	$ 1,174,399	$ (791,138)	$ (5,000)	$ 379,861
Net Income (Loss)	-	-	(57,054)	-	(57,054)
Balance, End of Year	$ 1,600	$ 1,174,399	$ (848,192)	$ (5,000)	$ 322,807

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Statement of Cash Flows
For the Year Ended December 31, 2014

Cash Flows from Operating Activities:		
Net Income (loss)	$ (57,054)	
Adjustment to reconcile net income to net cash Provided by operating activities:		
Depreciation	5,762	
(Increase) decrease in operating assets:		
Investments	50,000	
Other assets	16,099	
Receivable from clearing broker	49,301	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	4,401	
Net Cash Provided by Operating Activities		$ 68,509
Net Cash Used in Investing Activities:		
Purchase of Furniture and Equipment		(59,630)
Net Increase in Cash		8,879
Cash, Beginning of Year		42,299
Cash, End of Year		$ 51,178
Supplemental Disclosures:		
Cash paid during the period for:		
Interest		$ -
Taxes		$ 2,000

The accompanying notes are an integral part of these financial statements.

HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements
For the Year Ended December 31, 2014

1. Organization and Nature of Business

Highlander Capital Group, Inc, (the "Company"), formerly FIA Capital Group, Inc., is a registered broker-dealer under the Securities Exchange Act of 1934. Incorporated in the state of New Jersey on July 9, 1968 the Company is effectively 100% owned by its president both directly and through two related LLC's. The Company is a securities broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company does not carry customer accounts and accordingly is exempt from the Securities and Exchange Commission's Rule 15c-3-3 (the customer protection rule) pursuant to provision K(2)(ii) of such rule. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2014.

The Company has offices in Short Hills, New Jersey. The two primary sources of income are proprietary trading on the Company's behalf, and commissions earned from retail trading. Management believes that the Company does not have any concentrations of individual securities or reliance on individual retail customers where a loss in value or business would have a material impact on the financial condition of the Company.

2. Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the US, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commission revenues and expenses are recorded when earned on a trade date basis.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers money market funds maintained with banks and brokers to be cash and cash equivalents. The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

2. Significant Accounting Policies - Continued

Investments

Investments consist of limited liability companies and are valued at fair value.

Depreciation

Depreciation of furniture and equipment is provided based on the estimated 5-7 year useful lives of the assets using straight line and accelerated methods. Leasehold improvements are amortized using the straight line method over 39 years.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that requires a change. There were no unrecognized tax benefits at December 31, 2014.

Subsequent events

The Company considers the accounting treatments, and the related disclosures in the current financial statements, that may be required as the result of all events or transactions that occur after the year-end through the date of the independent auditors' report.

3. Fair Value

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date

Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly

Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

3. Fair Value - Continued

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes and procedures. Management implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in level 3 of the fair value hierarchy include the following:

Management uses third-party pricing vendors, and aggregation services for validating the fair values of financial instruments generated using valuation models. Management assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, management generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the business unit's fair value of financial instruments.

Fair Value Measurement

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

A description of the valuation techniques applied to the company's major category of assets measured at fair value on a recurring basis follows.

Investment in limited liability companies – The fair value of investment in limited liability companies is based on valuations from third-party pricing models adjusted for liquidity discounts.

HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements - Continued
December 31, 2014

3. Fair Value - Continued

The following table presents the Company's fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2014. There was no change during the year from the beginning January 1, 2014 balance to the ending December 31, 2014 balance.

Assets	Level 1	Level 2	Level 3	Total
Investment in Limited Liability Companies	0	0	$ 57,986	$ 57,986

Quantitative Information About and Sensitivity of Significant Unobservable Inputs Used in Recurring Level 3 Fair Value Measurements at December 31, 2014.

The following disclosures provide information on the valuation techniques significant unobservable inputs with a significant level 3 balance.

	Balance at December 31, 2014	Valuation Techniques	Significant Unobservable Inputs: Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range (Weighted Average)
ASSETS				
Investment in Limited Liability Companies	$ 57,986	Third-Party Model Less Liquidity Discount	Liquidity Discount: Significant increase (decrease) in the unobservable input in isolation would result in a significantly lower (higher) fair value measurement.	10% to 20% (19%)

4. Income Taxes

The Company has $ 256,000 of federal and $ 312,000 of state net operating losses available to reduce future federal and state income taxes. Future federal and state expected tax benefits aggregating approximately $ 90,000 from the application of the unused net operating losses have not been recognized due to the uncertainty of obtaining levels of sufficient taxable income based upon the company's past experience.
The Company is no longer subject to federal or state examinations by taxing authorities for years before 2010.

HIGHLANDER CAPITAL GROUP, INC.
Notes to Financial Statements - Continued
December 31, 2014

5. Clearance Agreement

The Company has a clearance agreement (the "Agreement") with the Pershing LLC a Subsidiary of The Bank of New York Mellon ("Pershing"). Pershing is a member of various stock exchanges and is subject to the rules and regulations of such organizations as well as those of the Securities and Exchange Commission. Under the terms of the Agreement, Pershing clears the brokerage transactions of the Company's customers on a fully disclosed basis. The Agreement states that the Company will assume customer obligations should a customer of the Company default.

Receivable from the clearing broker includes amounts due on proprietary unsettled cash and margin transactions and commissions earned.

6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. This rule requires that net capital, as defined, shall be the greater of $ 100,000 or 6 2/3% of aggregate indebtedness, as defined. As of December 31, 2014, the Company's ratio of aggregate indebtedness to net capital was 21.29 % and its net capital was $ 207,517 which is $ 107,517 in excess of its minimum net capital requirement of $ 100,000.

7. Retirement Plan

The Company maintains a qualified 401K-employee savings and retirement plan covering all employees aged 21 with one year and 1,000 hours of service. Participants may elect to defer 2-15% of their annual compensation and the company matches 50% of elective deferrals up to 6% of eligible compensation. For the year ended December 31, 2014 the Company's retirement plan expense totaled $ 4,148.

8. Treasury Stock

In December 2012 the Company purchased 2 shares of common stock from a minority stockholder for $ 5,000. The stock is held in treasury and recorded using the cost method.

9. Related Party Transactions

In February 2011 the Company relocated to Short Hills NJ where it leases space on a month to month basis from GDJ Realty Holdings LLC which is 50% owned by the Company's president and 50% owned by other family members. The Company currently pays a fair market monthly rent of $ 4,400. Rent expense totaled $ 37,000 for the year.

The Company is affiliated through common ownership and management with Highlander Realty Advisors, LLC and Highlander Futures Management, LLC but received no income during the year ended December 31, 2014. These two companies represent 100% of the investments on the Statement of Financial Condition.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional investors. The Company's transactions are collateralized and are executed with and on behalf of customers, banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

The Company is engaged in various brokerage activities whose counterparties are customers and institutions. In the normal course of business, the Company is involved in the execution and settlement of various securities transactions. These activities may expose the Company to risk of loss in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities, underlying the contract, at a loss.

A substantial portion of the Company's assets is held at a clearing broker. The Company is subject to credit risk should the clearing broker be unable to fulfill its obligations. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customers' activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Schedule I

HIGHLANDER CAPITAL GROUP, INC.
Computation of Net Capital Pursuant to Rule 15c3-1
December 31, 2014

Computation of net capital	
Total stockholders' equity	$ 322,807
Deductions:	
Total non-allowable assets from statement of financial condition	115,290
Net capital	$ 207,517
Computation of excess net capital	
Net capital requirement	$ 100,000
Net capital as calculated above	207,517
Excess net capital	$ 107,517
Computation of aggregate indebtedness	
Aggregate indebtedness – per statement of financial condition	$ 44,184
Ratio of aggregate indebtedness to net capital	21.29%

There were no differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2014 Part IIA FOCUS filing.

See auditor's report.

Schedule II

HIGHLANDER CAPITAL GROUP, INC.
Statement Regarding Rule 15c3-3
December 31, 2014

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under Paragraph (k)(2)(i) of that Rule.

See auditor's report.

Highlander Capital Group, Inc.

Highlander Capital

535 Millburn Avenue
Short Hills, NJ 07078
973-718-3510
Fax: 973-718-3515
www.highlandercapital.com

Highlander Capital Group, Inc.
Exemption Report
December 31, 2014

Highlander Capital Group, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claims an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 section k(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the entire period June 1, 2014 through December 31, 2014 without exception.

I, Douglas MacWright, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Douglas A. MacWright, President and CEO

February 25, 2015